Exhibit (e)(29)

AMENDMENT NO. 1 TO THE

COMMERCIAL METALS COMPANIES

2005 BENEFIT RESTORATION PLAN

Pursuant to the provisions of Article XI thereof, the Commercial Metals Companies 2005 Benefit Restoration Plan (the “Plan”) is hereby amended in the following respects only, effective as of January 1, 2009:

Article III, Sections 3.1, 3.2 and 3.3 are hereby amended in their entirety to read as follows:

“3.1 Participant Deferral Elections. Each Participant may irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him during the Compensation Period, or portion thereof, that is coincident with such Plan Year and, with respect to his Bonus Compensation, irrevocably elect to defer a portion of the Bonus Compensation otherwise payable to him during the Bonus Period, or portion thereof, that is coincident with such Plan Year, as provided in Section 2.2 hereof. A Participant’s deferral election under this Section 3.1 must be stated as a whole percentage of the Participant’s Annual Compensation and a whole percentage of the Participant’s Bonus Compensation, which percentages may not exceed fifty percent (50%). Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation and Bonus Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid.

3.2 [RESERVED]

3.3 Matching Contributions. As of the last day of each Plan Year, the Committee shall credit a matching contribution to the Account of each Participant who has deferred amounts under the Plan during such Plan Year in accordance with the provisions of Section 3.1 above, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year; or (b) failed to complete a Year of Service during the Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant who met the eligibility criteria for participation in the Plan but whose employment terminated during the Plan Year as a result of death or Disability notwithstanding the conditions set forth in (a) or (b) above. The matching contribution for each Plan Year shall equal a percentage of such Participant’s Annual Compensation and Bonus Compensation in excess of the amount set forth in Section 401(a)(17)(A) of the Code (as in effect for such Plan Year) and deferred hereunder by such Participant, that is equal to the percentage or percentages allocated as a Company Matching Contribution (as such term is defined in the Profit Sharing Plan) under the Profit Sharing Plan for such Plan Year. Any amounts credited, pursuant to this Section 3.3 shall be credited to the Participant’s Account as soon as practicable following the last day of the applicable Plan Year.”